---------------------                                            ------------------------------
FORM 4                                                                     OMB APPROVAL
---------------------                                            ------------------------------
[ ] Check this box if no longer                                  OMB Number: 3235-0287
    subject to Section 16.  Form 4                               Expires: December 31, 2001
    or Form 5 obligations may                                    Estimated average burden hours
    continue. See Instruction 1(b)                               per response.......0.5

                         U.S. SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                       30(f) of the Investment Company Act of 1940

(Print or Type Responses)
- -----------------------------------------------------------------------------------------------------------------
Name and Address of Reporting Person*                     2. Issuer Name and Ticker or Trading Symbol


Beattie,             E.        Scott                         French Fragrances, Inc.  (FRAG)
- ------------------------------------------------------------------------------------------------------------------
   (Last)         (First)     (Middle)                    3. IRS or Social        4. Statement for Month/Year
                                                             Security Number of
                                                             Reporting Person
                                                             (Voluntary)             December 2000
c/o French Fragrances, Inc.
14100 N.W. 60 Avenue                                                              --------------------------------
------------------------------------------------                                  5. If Amendment, Date of
                  (Street)                                                           Original (Month/Year)

Miami Lakes,          FL        33014
------------------------------------------------------------------------------------------------------------------
   (City)           (State)     (Zip)

--------------------------------------------------

6. Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

    X   Director                   10% Owner
   ---                       ---
    X   Officer (give              Other (specify
   ---     title below)      ---    below)

Chairman, President and Chief Executive Officer
-----------------------------------------------
7. Individual or Joint/Group Filing
   (Check Applicable Line)

    X  Form filed by One Reporting Person
   ---
       Form filed by More than One Reporting Person
   ---
--------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
            Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------
1. Title of Security       2. Trans-   3. Trans-    4. Securities Acquired (A) or  5. Amount of    6. Owner-   7. Nature
   (Instr. 3)                 action      action       Disposed of (D)                Securities      ship        of In-
                              Date        Code         (Instr. 3, 4 and 5)            Beneficially    Form:       direct
                                          (Instr. 8)                                  Owned at        Direct      Bene-
                             (Month/                                                  End of          (D) or      ficial
                                Day/                                                  Month           Indirect    Owner-
                               Year)                                                  (Instr. 3       (I)         ship
                                       ------------------------------------------     and 4)          (Instr. 4)  (Instr.
                                                                    (A) or                                         4)
                                            Code   V       Amount   (D)       Price
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value  12/29/00       C             52,897    A      $3.30/sh
Common Stock, $.01 par value  12/29/00       C             11,143    A      $5.25/sh
Common Stock, $.01 par value  12/29/00       C             33,784    A      $10.50/sh
Common Stock, $.01 par value  12/29/00       G              2,000    D         N/A       210,459          D
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value                                                              64,201          I        (1)
---------------------------------------------------------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                          (Over)                                         SEC 1474 (7-96)

Table II -  Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

- ------------------------------------------------------------------------------------------------------------------
1. Title of   2. Conver-  3. Trans-  4. Transac-    5. Number of       6. Date            7. Title and Amount
   Derivative    sion        action     tion Code      Deriv-             Exercisable        of Underlying
   Security      or          Date       (Instr. 8)     ative              and Expiration     Securities
   (Instr. 3)    Exercise    (Month/                   Securities         Date               (Instr. 3 and 4)
                 Price       Day/                      Acquired (A)       (Month/Day/
                 of          Year)                     or Disposed of     Year)
                 Deriv-                                (D) (Instr. 3, 4
                 ative                                 and 5)
                 Security
                                                                         ----------------------------------------
                                                                         Date      Expira-             Amount
                                                                         Exer-     tion        Title   or
                                        ----------------------------     cisable   Date                Number
                                                                                                       of Shares
                                        Code    V    (A)      (D)
------------------------------------------------------------------------------------------------------------------
Stock Option (2)  $5.25/sh                                                6/19/96  12/19/00    Common      50,000
                                                                                               Stock
------------------------------------------------------------------------------------------------------------------
Stock Option (3)  $6.50/sh                                               12/25/96  6/25/01     Common      92,500
                                                                                               Stock
------------------------------------------------------------------------------------------------------------------
Stock Option (4)  $7.00/sh                                                6/25/97  6/25/01     Common       7,500
                                                                                               Stock
------------------------------------------------------------------------------------------------------------------
Stock Option (5)  $4.75/sh                                                6/28/98  6/28/06     Common     125,000
                                                                                               Stock
------------------------------------------------------------------------------------------------------------------
Stock Option (6)  $9.38/sh                                                6/20/98  6/20/07     Common       7,500
                                                                                               Stock
------------------------------------------------------------------------------------------------------------------
Stock Option (7)  $12.50/sh                                               8/28/99  2/28/08     Common     400,000
                                                                                               Stock
------------------------------------------------------------------------------------------------------------------

7.5% Convertible                                                          7/22/96  6/30/06     Common       1,163
Debenture    (10) $7.20/sh                                                                     Stock
------------------------------------------------------------------------------------------------------------------
Stock Option (11) $6.00/sh                                                9/03/99  3/03/09     Common     100,000
                                                                                               Stock
------------------------------------------------------------------------------------------------------------------
Stock Option (12) $8.125/sh                                               3/06/01  3/06/05     Common     150,000
                                                                                               Stock
------------------------------------------------------------------------------------------------------------------
Series B Convertible
Preferred Stock   $3.30/sh   12/29/00     C                   42,442     11/30/95  1/31/05     Common      42,442
(8)                                                                                               Stock
------------------------------------------------------------------------------------------------------------------
Series C Convertible
Preferred Stock   $5.25/sh   12/29/00     C                    9,185      3/20/96  1/31/05     Common       9,185
(9)                                                                                               Stock
------------------------------------------------------------------------------------------------------------------
Series B Convertible
Preferred Stock   $3.30/sh   12/29/00     C                       85      6/06/00  1/31/05     Common          85
(13)                                                                                               Stock
------------------------------------------------------------------------------------------------------------------
Series C Convertible
Preferred Stock   $5.25/sh   12/29/00     C                    1,958      6/06/00  1/31/05     Common       1,958
(13)                                                                                               Stock
------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------
8. Price      9. Number of       10.Owner-       11. Na-
   of            Derivative      ship of             ture
   Deriv-        Securities      Derivative          of
   ative         Beneficially    Security:           Indirect
   Secur-        Owned           Direct              Bene-
   ity           at End          (D) or              ficial
   (Instr        of Month        (I) Indirect        Owner-
   5)            (Instr. 4)      (Instr. 4)          ship (Instr. 4)
----------------------------------------------------------------------
                    50,000            D
----------------------------------------------------------------------
                    92,500            D
----------------------------------------------------------------------
                     7,500            D
----------------------------------------------------------------------
                   125,000            D
----------------------------------------------------------------------
                     7,500            D
----------------------------------------------------------------------
                   400,000            D
----------------------------------------------------------------------
                    66,667            D
----------------------------------------------------------------------
                         0            D
----------------------------------------------------------------------
                         0            D
----------------------------------------------------------------------
                         0            D
----------------------------------------------------------------------
                         0            D
----------------------------------------------------------------------
                         0            D
----------------------------------------------------------------------


Explanation of Responses:

(1)  Beneficially owned by ESB Consultants, Inc.  a corporation which, prior to September 1997, Mr. Beattie controlled.
     Mr. Beattie disclaims beneficial ownership of these securities and this filing should not be construed as an admission that Mr. Beattie is the beneficial owner of these shares.
(2)  Option granted pursuant to Issuer's 1995 Stock Option Plan, exercisable in full six months from the date of the grant.
(3)  Option granted pursuant to Issuer's 1995 Stock Option Plan, subject to shareholder approval which was obtained at the
     Issuer's Annual Shareholders' Meeting on June 25, 1996, exercisable in three equal installments if and when the
     Issuer's Common Stock next trades at $8.00, $11.00 and $15.00, respectively, but no earlier than December 1996.
(4)  Option granted pursuant to Issuer's Non-Employee Director Stock Option Plan, exercisable in full on the one-year anniversary of the date the Option was granted.
(5)  Option is to purchase shares owned by a third party.
(6)  Option granted pursuant to Issuer's 1995 Stock Option Plan, exercisable in full one year from the date of grant.
(7)  Option granted pursuant to Issuer's 1995 Stock Option Plan, exercisable in full six months from the date of grant.
(8)  Received in connection with a Merger in exchange for equivalent securities of privately held corporation.
(9)  Received in connection with the purchase of 8% Secured Subordinated Debentures, Series II and for $.01 per share.
(10) Received in connection with an Exchange Offer in exchange for outstanding shares of Series A Preferred Stock and/or
     12.5% Secured Subordinated Debentures.
(11) Option granted pursuant to Issuer's 1995 Stock Option Plan, exercisable as follows: 33,334 on 9/3/99; 33,333 on
     3/3/2000; and 33,333 on 3/3/2001.
(12) Option granted pursuant to Issuer's 1995 Stock Option Plan, exercisable in three equal installments on 3/6/2001,
     3/6/2002 and 3/6/2003.
(13) Received in connection with Bedford Capital Financial Corporation's Plan of Distribution.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


/s/ E. Scott Beattie                         January 9, 2001
------------------------------------         ----------------------------------
**Signature of Reporting Person              Date
                                                                         Page 2
                                                                 SEC 1474 (8-96)
                                     -2-